Dated 7 February 2002

ECOLAB INC.

and

JPMORGAN CHASE BANK, LONDON BRANCH

and

J.P. MORGAN BANK LUXEMBOURG S.A.

and

OTHERS

PAYING AGENCY AGREEMENT

relating to

€300,000,000

5.375% Notes due 2007

LINKLATERS

& ALLIANCE

LINKLATERS

Ref: NJP/TSYJ/HVSA

This Agreement is made on 7 February 2002 between:

(1)           ECOLAB INC. (the “Issuer”);

(2)           JPMORGAN CHASE BANK, LONDON BRANCH as principal paying agent (the “Principal Paying Agent”);

(3)           J.P. MORGAN BANK LUXEMBOURG S.A. as paying agent (the “Paying Agent”); and

(4)                                JPMORGAN CHASE BANK, LONDON BRANCH (the “Trustee”, which expression includes any other trustee for the time being of the Trust Deed referred to below).

                Whereas:

(A)                              The Issuer proposes to issue €300,000,000 principal amount of Notes to be known as its 5.375% Notes due 2007 (the “Notes”).

(B)                                The definitive Notes for which the Permanent Global Note referred to below may be exchanged (subject to its provisions) will be in bearer form in the denominations of €1,000,10,000 and 100,000 each with Coupons attached.

(C)                                The Notes will be constituted by a Trust Deed (the “Trust Deed”) dated 7 February 2002 between the Issuer and the Trustee.

(D)                               This is the Paying Agency Agreement defined in the Trust Deed.

1              Interpretation

1.1                               Definitions: Terms defined in the Trust Deed have the same meanings in this Agreement except where otherwise defined in this Agreement. In addition:

“Agents” means the Principal Paying Agent and the Paying Agent or any of them.

“Business Day” means any day (not being a Saturday or a Sunday) on which the Trans European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is operating.

1.2                               Contracts (Rights of Third Parties) Act 1999: A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

2              Appointment

The Issuer appoints the Agents as its agents in respect of the Notes in accordance with the Conditions at their respective specified offices referred to in the Notes. Except in Clause 14, references to the Agents are to them acting solely through such specified offices. Each Agent shall perform the duties required of it by the Conditions. The obligations of the Agents are several and not joint.

3              Authentication and Exchange of the Notes

3.1                               The Temporary Global Note and the Permanent Global Note: Immediately before issue, the Issuer shall deliver the duly executed Temporary Global Note and Permanent Global Note to the Principal Paying Agent. The Principal Paying Agent (or its agent on its behalf) shall authenticate the Temporary Global Note and the Permanent Global Note and return the Temporary Global Note and the Permanent Global Note to or to the order of the Issuer for delivery to a depositary common to Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme.

3.2                               Exchange of Temporary Global Note for Permanent Global Note: On and after the Exchange Date (as defined in the Temporary Global Note), the Principal Paying Agent shall, on presentation to it or to its order of the Temporary Global Note and the Permanent Global Note, procure the exchange of interests in the Temporary Global Note for interests of an equal principal amount in the Permanent Global Note in accordance with the Temporary Global Note. On exchange in full of the Temporary Global Note the Principal Paying Agent shall cancel it.

3.2          Exchange of Permanent Global Note:

3.2.1                     Notification of request for definitive Notes: The Principal Paying Agent, on receiving notice in accordance with the terms of the Permanent Global Note that its holder requires to exchange the Permanent Global Note, or an interest in it, for definitive Notes, shall forthwith notify the Issuer of such request.

3.2.2                     Authentication and exchange: At least 14 days before the Exchange Date (as defined in the Permanent Global Note), the Issuer will deliver or procure the delivery of definitive Notes in an aggregate principal amount equal to the outstanding principal amount of the Permanent Global Note to or to the order of the Principal Paying Agent. Such definitive Notes shall have attached all Coupons in respect of interest which has not already been paid against presentation of the Permanent Global Note. The Principal Paying Agent (or its agent on its behalf) shall authenticate such definitive Notes and shall make them and the Coupons available for exchange against the Permanent Global Note in accordance with the Permanent Global Note. On exchange in full of the Permanent Global Note the Principal Paying Agent shall cancel it.

4              The Trustee

4.1                               Agents to act for Trustee: The Agents shall, on demand in writing by the Trustee made at any time after an Event of Default or a Potential Event of Default has occurred and until notified in writing by the Trustee to the contrary, so far as permitted by applicable law:

4.1.1                     act as Agents of the Trustee under the Trust Deed and the Notes on the terms of this Agreement (with consequential amendments as necessary and except that the Trustee’s liability under this Agreement for the indemnification, remuneration and expenses of the Agents will be limited to the amounts for the time being held by the Trustee in respect of the Notes on the terms of the Trust Deed) and thereafter to hold all Notes and Coupons and all moneys, documents and records held by them in respect of Notes and Coupons to the order of the Trustee; or

4.1.2                     deliver all Notes and Coupons and all moneys, documents and records held by them in respect of the Notes and Coupons to the Trustee or as the Trustee directs in such demand.

4.2                               Notices of change of the Trustee: The Issuer shall forthwith notify the Principal Paying Agent of any change in the person or persons comprising the Trustee.

5              Payment

5.1                               Payment to Principal Paying Agent: The Issuer will, one Business Day before each date on which any payment in respect of the Notes becomes due, transfer to the Principal Paying Agent such amount as may be required for the purposes of such payment. The Issuer will procure that the bank through which such payment is to be made will supply to the Principal Paying Agent by 3.00 p.m. (local time in the city of the Principal Paying Agent’s specified office) on the business day in the city of the Principal Paying Agent’s specified office before the due date for any such payment an irrevocable confirmation (by tested telex or authenticated SWIFT message) of its intention to make such payment. In this Clause, the date on which a payment in respect of the Notes becomes due means the first date on which the holder of a Note or Coupon could claim the relevant payment by transfer to an account under the Conditions, but disregarding the necessity for it to be a business day in any particular place of presentation.

5.2                               Condition to payment by Paying Agents: The Principal Paying Agent will forthwith notify by telex each of the other Paying Agents, the Trustee and the Issuer if it has not by the due date for any payment due in respect of the Notes received the full amount so payable on such date by the time specified for its receipt received the amount referred to in sub-Clause 5.1.

5.3                               Payment by Paying Agents: Unless they receive a notification from the Principal Paying Agent under sub-Clause 5.2 (or they are notified by the Principal Paying Agent that it has not received payment) the Paying Agents will, subject to and in accordance with the Conditions, pay or cause to be paid on behalf of the Issuer on and after each due date therefor the amounts due in respect of the Notes and Coupons and will be entitled to claim any amounts so paid from the Principal Paying Agent. If any payment provided for in sub-Clause 5.1 is made late but otherwise in accordance with this Agreement the Paying Agents will nevertheless make such payments in respect of the Notes and Coupons. However, unless and until the full amount of any such payment has been made to the Principal Paying Agent none of the Paying Agents will be bound but shall be entitled to make such payments. No payment shall be made by transfer of funds into an account maintained by the payee in the United States or by mail to an address in the United States.

5.4                               Reimbursement by the Issuer: If the Principal Paying Agent pays out on or after the due date therefor, or becomes liable to pay out funds on the assumption that the corresponding payment by the Issuer has been or will be made and such payment has in fact not been so made by the Issuer, then the Issuer shall on demand reimburse the Principal Paying Agent for the relevant amount and pay interest to the Principal Paying Agent on such amount from the date on which it is paid out to the date of reimbursement at a rate per annum equal to the cost to the Principal Paying Agent of funding the amount paid out, as certified by the Principal Paying Agent and expressed as a rate per annum.

5.5                               Reimbursement of Paying Agents: The Principal Paying Agent will on demand promptly reimburse each Paying Agent for payments in respect of the Notes and Coupons properly made by it in accordance with the Conditions and this Agreement.

5.6                               Late Payment: If the Principal Paying Agent has not by the due date for any payment in respect of the Notes received the full amount payable on such date but receives it later, it will forthwith give notice to the other Paying Agents, the Trustee and, if requested by the Trustee, the Noteholders that it has received such full amount.

5.7                               Method of payment to Principal Paying Agent: All sums payable to the Principal Paying Agent hereunder will be paid in euro and in immediately available or same day funds to such account with such bank as the Principal Paying Agent may from time to time notify to the Issuer.

5.8                               Moneys held by Principal Paying Agent: The Principal Paying Agent may deal with moneys paid to it under this Agreement in the same manner as other moneys paid to it as a banker by its customers except that (1) it may not exercise any lien, right of set-off or similar claim in respect of them and (2) it shall not be liable to anyone for interest on any sums held by it under this Agreement.

5.9                               Partial Payments: If on presentation of a Note or Coupon only part of the amount payable in respect of it is paid (except as a result of a deduction of tax permitted by the Conditions), the Paying Agent to whom the Note or Coupon is presented shall procure that such Note or Coupon is enfaced with a memorandum of the amount paid and the date of payment.

6              Repayment

If claims in respect of any principal, premium or interest become void under the Conditions, the Principal Paying Agent shall (subject to Clause 4.1) forthwith repay to the Issuer the amount which would have been due if presentations for payment had been made before such claims became void. The Principal Paying Agent shall not however be otherwise required or entitled to repay any sums received by it under this Agreement.

7              Early Redemption

7.1                               Notice of Redemption: If the Issuer intends to redeem all or any of the Notes under Condition 5, otherwise than under Condition 5(d), before their stated maturity date it shall, at least 14 days before the latest date for the publication of the notice of redemption required to be given to Noteholders, give notice of its intention to the Principal Paying Agent and the Trustee stating the date on which such Notes are to be redeemed and the principal amount of Notes to be redeemed.

7.2                               Redemption Notice: The Principal Paying Agent shall publish the notice required in connection with such redemption. Such notice shall specify the date fixed for redemption, the redemption price and the manner in which redemption will be effected.

8              Cancellation, Destruction and Records

8.1                               Cancellation by Paying Agents: All Notes which are redeemed (together with such unmatured Coupons as are attached to or are surrendered with them at the time of such redemption), and all Coupons which are paid, shall be cancelled forthwith by the Paying Agent by or through which they are redeemed or paid. Such Paying Agent shall send to the Principal Paying Agent the details required by the Principal Paying Agent for the purposes of this Clause and the cancelled Notes and Coupons.

8.2                               Cancellation by Issuer: If the Issuer or any of its Subsidiaries purchases any Notes or Coupons which are required by the Conditions to be cancelled after such purchase, the Issuer shall forthwith cancel them or procure their cancellation and send them (if in definitive form) to the Principal Paying Agent.

8.3                               Certification of Payment Details: The Principal Paying Agent shall within four months after the date of any such redemption or payment send to the Issuer and the Trustee a certificate stating (1) the aggregate principal amount of Notes which have been redeemed and cancelled and the aggregate amount paid in respect of Coupons which have been paid and cancelled or in respect of interest paid on the Temporary Global Note and the Permanent Global Note, (2) the certificate numbers of such Notes, (3) the total numbers by maturity date of such Coupons and (4) the total number and the maturity dates of unmatured Coupons not surrendered with Notes redeemed, in each case distinguishing between Notes and Coupons of different denominations.

8.4                               Destruction: Unless otherwise instructed by the Issuer, the Principal Paying Agent shall destroy the cancelled Notes and Coupons in its possession and send the Issuer and the Trustee a certificate giving the certificate numbers of such Notes in numerical sequence, the total numbers by maturity date and the aggregate amount paid in respect of such Coupons and particulars of the Coupons attached to or surrendered with such Notes in each case distinguishing between Notes and Coupons of different denominations.

8.5                               Records: The Principal Paying Agent shall keep a record of the payment, redemption, replacement, cancellation and destruction of all Notes and Coupons (but need not record the certificate numbers of Coupons). It shall make such record available at all reasonable times to the Issuer and the Trustee.

9              Replacement Notes and Coupons

9.1                               Stocks of Notes and Coupons: The Issuer shall, if definitive Notes are issued, cause a sufficient quantity of additional forms of Notes and Coupons to be made available, upon request, to the Paying Agent for the time being in the Grand Duchy of Luxembourg (in such capacity the “Replacement Agent”) for the purpose of issuing replacement Notes and Coupons.

9.2                               Replacement: The Replacement Agent shall issue replacement Notes and Coupons in accordance with the Conditions.

9.3                               Coupons on replacement Notes: In the case of a mutilated or defaced Note, the Replacement Agent shall ensure that (unless such indemnity as the Issuer may require is given) any replacement Note only has attached to it Coupons corresponding to those attached to the Note which it replaces.

9.4                               Cancellation: The Replacement Agent shall cancel and, unless otherwise instructed by the Issuer, destroy any mutilated or defaced Notes or Coupons replaced by it and shall send the Issuer, the Principal Paying Agent and the Trustee a certificate giving the information specified in Clause 8.4.

9.5                               Notification: The Replacement Agent shall, on issuing a replacement Note or Coupon, forthwith inform the other Paying Agents of the certificate numbers of the replacement Note or Coupon and of the Note or Coupon which it replaces.

9.6                               Presentation of replaced Note or Coupon: If a Note or Coupon which has been replaced is presented to a Paying Agent for payment, that Paying Agent shall forthwith inform the Principal Paying Agent, which shall inform the Issuer.

10           Notices

10.1                        Publication: At the request and expense of the Issuer, the Principal Paying Agent shall arrange for the publication of all notices to Noteholders. Notices to Noteholders shall be published in accordance with the Conditions having previously, unless the Trustee otherwise directs, been approved by the Trustee.

10.2                        Copies to the Trustee: The Principal Paying Agent shall promptly send to the Trustee two copies of the form of every notice to be given to Noteholders for approval and of every such notice once published.

11            Documents and Forms

The Issuer shall send to the Paying Agents:

11.1        specimen Notes (but only if definitive Notes are issued)

11.2                         sufficient copies of all documents required by the Notes, the Offering Circular relating to the Notes or any Stock Exchange on which the Notes are listed from time to time to be available for issue or inspection (and the Paying Agents shall make them so available to Noteholders) and

11.3                         as required, forms of voting certificates and block voting instructions, together with instructions as to how to complete, deal with and record the issue of such forms (and the Paying Agents shall make such documents available to Noteholders and perform their other functions as set out in Schedule 3 of the Trust Deed).

12           Indemnity

12.1                        By Issuer: The Issuer will indemnify each Agent against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses properly paid or incurred in disputing or defending any of the foregoing) which it may incur or which may be made against it arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from a breach by it of this Agreement or its wilful default, negligence or bad faith or that of its officers or employees.

12.2                        By Agents: Each Agent shall indemnify the Issuer against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses properly paid or incurred in disputing or defending any of the foregoing) which the Issuer may incur or which may be made against it as a result of a breach by that Agent of this Agreement or its wilful default, negligence or bad faith or that of its officers or employees.

13           General

13.1                        No agency or trust: In acting under this Agreement the Agents shall, except as provided in Clause 5.7; have no obligation towards or relationship of agency or trust with any Noteholder or Couponholder and need only perform the duties set out specifically in this Agreement and the Conditions and any duties necessarily incidental to them.

13.2                        Holder to be treated as owner: Except as otherwise required by law, each Agent will treat the holder of a Note or Coupon as its absolute owner as provided in the Conditions and will not be liable for doing so.

13.3                        No lien: No Paying Agent shall exercise any lien, right of set-off or similar claim against any Noteholder or Couponholder in respect of moneys payable by it under this Agreement.

13.4                        Legal advice: Each Agent may consult on any legal matter any legal adviser selected by it, who may be an employee of or adviser to the Issuer and it shall not be liable in respect of anything done, or omitted to be done, relating to that matter in good faith in accordance with that adviser’s opinion.

13.5                        Reliance on documents etc.: No Agent shall be liable in respect of anything done or suffered by it in reliance on a Note, Coupon or other document reasonably believed by it to be genuine and to have been signed by the proper parties.

13.6                        Other relationships: Any Agent and any other person, whether or not acting for itself, may acquire, hold or dispose of any Note, Coupon or other security (or any interest therein) of the

Issuer or any other person, may enter into or be interested in any contract or transaction with any such person and may act on, or as depositary, trustee or agent for, any committee or body of holders of securities of any such person in each case with the same rights as it would have had if that Agent were not an Agent and need not account for any profit.

14           Changes in Agents

14.1                        Appointment and Termination: The Issuer may at any time, with the prior written approval of the Trustee, appoint additional Paying Agents and/or terminate the appointment of any Agent by giving to the Principal Paying Agent and the Agent concerned at least 60 days’ notice to that effect, which notice shall expire at least 30 days before or after any due date for payment of any Notes or Coupons.

14.2                        Resignation: Any Agent may resign its appointment at any time by giving the Issuer and the Principal Paying Agent at least 60 days’ notice to that effect, which notice shall expire at least 30 days before or after any due date for payment of any Notes or Coupons.

14.3                        Condition to Resignation or Termination: No resignation or (subject to sub-Clause 14.5) termination of the appointment of the Principal Paying Agent shall, however, take effect until a new Principal Paying Agent (which shall be a bank or trust company) has been appointed, with the prior written approval of the Trustee, and no resignation or termination of the appointment of a Paying Agent shall take effect if there would not then be Paying Agents as required by the Conditions. If the Issuer shall have failed to appoint a successor Agent by the 10th day prior to the expiry of the relevant notice period, the relevant Agent may appoint a successor, provided that such successor shall be a reputable bank or trust company of good standing and previously approved by the Issuer and the Trustee (such approval not to be unreasonably withheld or delayed).

14.4                        Change of Office: If an Agent changes the address of its specified office in a city it shall give the Issuer, the Trustee and the Principal Paying Agent at least 60 days’ notice of the change, giving the new address and the date on which the change takes effect.

14.5                        Automatic Termination: The appointment of any Agent shall forthwith terminate if such Agent becomes incapable of acting, is adjudged bankrupt or insolvent, files a voluntary petition in bankruptcy, makes an assignment for the benefit of its creditors, consents to the appointment of a receiver, administrator or other similar official of all or a substantial part of its property or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding up or dissolution of such Agent, a receiver, administrator or other similar official of such Agent or all or a substantial part of its property is appointed, a court order is entered approving a petition filed by or against it under applicable bankruptcy or insolvency law or a public officer takes charge or control of such Agent or its property or affairs for the purpose of rehabilitation, conservation or liquidation.

14.6                        Delivery of records: If the Principal Paying Agent resigns or its appointment is terminated, it shall on the date the resignation or termination takes effect pay to the new Principal Paying Agent any amount held by it for payment of the Notes or Coupons and deliver to the new Principal Paying Agent the records kept by it and all Notes and Coupons held by it pursuant to this Agreement.

14.7                        Successor Corporations: A corporation into which an Agent is merged or converted or with which it is consolidated or which results from a merger, conversion or consolidation to which it is a party shall, to the extent permitted by applicable law, be the successor Agent under this

Agreement without further formality. The Agent concerned shall forthwith notify such an event to the other parties to this Agreement.

14.8                        Notices: The Principal Paying Agent shall give Noteholders and the Trustee at least 30 days’ notice of any proposed appointment, termination, resignation or change under sub-Clauses 14.1 to 14.4 of which it is aware, and, as soon as practicable, notice of any succession under sub-Clause 14.7 of which it is aware. The Issuer shall give Noteholders and the Trustee, as soon as practicable, notice of any termination under sub-Clause 14.5 of which it is aware.

15           Commissions, Fees and Expenses

15.1                        Fees: The Issuer will pay to the Principal Paying Agent the commissions, fees and expenses in respect of the Agents’ services as separately agreed with the Principal Paying Agent and the Issuer need not concern itself with their apportionment between the Agents.

15.2                        Costs: The Issuer will also pay on demand all reasonable out-of-pocket expenses (including legal, advertising, telex and postage expenses) properly incurred by the Agents in connection with their services together with any applicable value added tax and stamp, issue, documentary or other taxes and duties.

16           Communications

16.1        Notices: Any communication shall be by letter, telex or fax:

in the case of the Issuer, to it at:

Ecolab Inc.

370 North Wabasha Street

St. Paul, Minnesota

USA 55102-1390

Fax no. +1 651 293 2573

Attention General Counsel

in the case of the Trustee, to it at:

JPMorgan Chase Bank, London Branch

Trinity Tower

9 Thomas More Street

London E1W 1YT

Telex no. 8954681 CMBG

Fax no. +44 20 7777 5410

Attention Manager, Trust Administration

and, in the case of any of the Agents, to it care of:

JPMorgan Chase Bank, London Branch

Trinity Tower

9 Thomas More Street

London E1W 1YT

Telex no. 8954681 CMBG

Fax no. +44 1202 347 601

Attention Manager, Institutional Trust Services

or any other address of which written notice has been given to the parties in accordance with this Clause. Such communications will take effect, in the case of a letter, when delivered or, in the case of telex or fax, when despatched. Communications not by letter shall be confirmed by letter but failure to send or receive the letter of confirmation shall not invalidate the original communication.

16.2                        Notices through Principal Paying Agent: All communications relating to this Agreement between (1) the Issuer and the Trustee and (2) any of the Agents or between the Agents themselves shall be made (except where otherwise expressly provided) through the Principal Paying Agent.

17           Governing Law and Submission

17.1        Governing Law: This Agreement shall be governed by and construed in accordance with English law.

17.2                        Jurisdiction: The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement (“Proceedings”) may be brought in such courts. Each of the Issuer and the Agents irrevocably submits to the jurisdiction of such courts and waives any objection to Proceedings in any such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. These submissions are for the benefit of the Agents and the Trustee and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

17.3                        Service of Process: The Issuer irrevocably appoints The London Law Agency Limited of 84 Temple Chambers, Temple Avenue, London EC4Y 0HP as its authorised agent for service of process in England. If for any reason such agent shall cease to be such agent for the service of process, the Issuer shall forthwith appoint a new agent for service of process in England and deliver to the Principal Paying Agent a copy of the new agent’s acceptance of that appointment within 30 days. Nothing shall affect the right to serve process in any other manner permitted by law.

This Agreement has been entered into on the date stated at the beginning.

ECOLAB INC.

By:	/s/ Daniel J. Schmechel

JPMORGAN CHASE BANK, LONDON BRANCH as Principal Paying Agent

By:	/s/ Nicola Dale

J.P. MORGAN BANK LUXEMBOURG S.A.

By:	/s/ Nicola Dale

JPMORGAN CHASE BANK, LONDON BRANCH as Trustee

By:	/s/ Nicola Dale

For the purposes of Article I of the Protocol annexed to the Convention on jurisdiction and the enforcement of judgments in civil and commercial matters signed at Brussels on 27 September 1968 we hereby expressly and specifically accept the jurisdiction of the courts of England.

J.P. MORGAN BANK LUXEMBOURG S.A.

By:	/s/ Nicola Dale